Exhibit 99.2

FCA Updates Business Plan

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that it will discuss an update to its May 2014 Business Plan during its 2015 fourth quarter and full year results conference call, which will begin at 3:30 p.m. GMT / 4:30 p.m. CET / 10:30 a.m. EST today.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call. A slide deck that will accompany the presentation will be available on the Group’s website approximately one hour before the call.
London, 27 January 2015

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com